# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neurogene Inc., CIK 0001404644
CUSIP: 64135M105
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 535 W 24th Street, 5th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 991,691; shared voting power 0; sole dispositive power 991,691; shared dispositive power 0; aggregate amount beneficially owned 991,691 (7% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 991,691; shared voting power 0; sole dispositive power 991,691; shared dispositive power 0; aggregate amount beneficially owned 991,691 (7% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 991,804; shared voting power 0; sole dispositive power 991,804; shared dispositive power 0; aggregate amount beneficially owned 991,804 (7% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 991,804; shared voting power 0; sole dispositive power 991,804; shared dispositive power 0; aggregate amount beneficially owned 991,804 (7% of the class)

## Item 1. Issuer
Name of issuer: Neurogene Inc.
Address of issuer's principal executive offices: 535 W 24th Street, 5th Floor New York, NY, 10011

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 is being filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock ("Common Stock") of Neurogene Inc. (the "Issuer") directly held by each of Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons, plus 2,500 shares of Common Stock directly held by M. Cantey Boyd, a full-time employee of the Adviser received from the exercise of options to purchase Common Stock of the Issuer ("Stock Options") received as director's compensation for her previous service on the board of directors of the Issuer (the "Board") as well as Common Stock that may be acquired upon exercise of prefunded warrants with no expiration date exercisable at any time for Common Stock on a 1-for-1 basis at an exercise price of $0.000001 per share, subject to limitations on exercise described below ("$0.000001 Prefunded Warrants"), prefunded warrants with no expiration date exercisable at any time for Common Stock on a 1-for-1 basis at an exercise price of $0.00002 per share, subject to limitations on exercise described below ("$0.00002 Prefunded Warrants") and prefunded warrants with no expiration date exercisable at any time for Common Stock on a 1-for-1 basis at an exercise price of $0.001 per share, subject to limitations on exercise described below ("$0.001 Prefunded Warrants" and together with $0.000001 Prefunded Warrants and $0.00002 Prefunded Warrants, "Prefunded Warrants"). In addition to the above, Julian C. Baker and Felix J. Baker each also directly holds 113 shares of Common Stock of the Issuer previously received from in-kind distributions.

The percentage of beneficial ownership for each of the Reporting Persons reported herein and the information set forth below is based on 14,262,066 shares of Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Prefunded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders and/or their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock. Due to such Maximum Percentage, the Funds cannot presently exercise any of the Prefunded Warrants.

M. Cantey Boyd formerly served on the Board as a representative of the Funds. Ms. Boyd holds 2,500 shares of Common Stock received from the exercise of Stock Options received as director's compensation. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd has no pecuniary interest in the Common Stock received from the exercise of Stock Options received as director's compensation for her prior service. The Funds are instead entitled to the pecuniary interest in the Common Stock received from the exercise of Stock Options received as director's compensation for her prior service.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 989,191 shares of Common Stock or 6.9% of the outstanding Common Stock. 667 beneficially owns 0.6% and Life Sciences beneficially owns 6.3% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 85,239 shares of Common Stock and Life Sciences directly holds 903,952 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 85,239 shares of Common Stock and Life Sciences directly holds 903,952 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (08/14/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (08/14/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/14/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/14/2025)